Exhibit 3iic
FBL FINANCIAL GROUP, INC.
5400 UNIVERSITY AVENUE
WEST DES MOINES, IA 50266
(515) 226-6340
February 19, 2009
CERTIFICATE of SECRETARY
Amendment to the Second Restated Bylaws of FBL Financial Group, Inc.
Please be advised that attached hereto are true and correct copies of Sections 5.2 and 5.4 of the Second Amended Bylaws of FBL Financial Group, Inc., as amended by the Board of Directors of the Company by unanimous vote at a regularly scheduled meeting held August 20, 2008.
IN WITNESS WHEREOF, I have executed this Certificate this 18th day of February, 2009.

/s/ RICHARD J. KYPTA
Richard J. Kypta
Executive Vice President — Life, General Counsel and Secretary

August 20, 2008 Amendments to the Second Restated Bylaws of FBL Financial Group, Inc.
Sections 5.2 and 5.4 are amended to read as follows:
5.2 Actions by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a Director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other entity against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if liability was precluded by article VII of the Corporation’s Articles of Incorporation or if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, provided that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the Corporation, or adjudged to be liable on the basis that such person received a financial benefit to which he was not entitled, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court shall deem proper.
5.4 Procedure. Any indemnification under Sections 1 and 2 of this Article V (unless ordered by a court) shall be made by the Corporation only as authorized for a specific proceeding after a determination that indemnification of the Director or officer is permissible in the circumstances because he has met the applicable standard of conduct set forth in such Sections 1 and 2. Such determination shall be made by any means authorized by law, including, without limitation, by any one of the following:
a.	If there are two or more disinterested Directors, by the Board of Directors by a majority vote of all the disinterested Directors, a majority of whom shall for such purpose constitute a quorum, or by a majority of the members of a committee of two or more disinterested Directors appointed by such a vote.

b.	By special legal counsel selected in the manner prescribed in paragraph “a”, or if there are fewer than two disinterested Directors, selected by the Board of Directors, in which selection directors who do not qualify as disinterested Directors may participate.

c.	By the shareholders, but shares owned by or voted under the control of a Director who at the time does not qualify as a disinterested Director shall not be voted on the determination.